

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2011

Via Email
Sanjay Sabnani
Chief Executive Officer
CrowdGather, Inc.
20300 Ventura Blvd., Suite 330
Woodland Hills, CA 91364

> **Re: CrowdGather, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 30, 2011**
> **File No. 333-173165**

Dear Mr. Sabnani:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Shareholders, page 13

1.   We note that the number of shares being registered on the cover page of the registration statement does not correspond to the number of shares being offered by the selling shareholders listed on page 13. The cover page indicates that you are registering 15,906,426 shares of common stock, but the table on page 13 indicates that you are registering 15,906,425 shares of common stock. Please advise.

2.   Please consider consolidating the information regarding the transactions within the past three years in which the selling shareholders acquired the securities that you are registering on their behalf for resale. We note some of this disclosure in different sections of the prospectus, but this information should be presented in a cohesive manner under an appropriate heading. For each transaction within the last The background of the issuances to the selling shareholders and the nature of the arrangements, agreements, and relationships with the company should include, for each selling securityholder, a

discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale, the instrument(s) that define the rights of the securityholders, and the private placement agent, if any.

Plan of Distribution, page 15

3.   We note that the footnotes to the selling shareholder table indicate that some of the shares are "subject to the Securities Escrow Agreement and Escrow Lock-Up Agreement." Please disclose the sale restrictions of the shares being offered and the timing of when the shares will be available for resale on an individual and aggregate shareholder basis.

Exhibits

4.   You state that on December 9, 2010, the company entered into a stock cancellation and stipulation agreement with certain shareholders of Adisn, pursuant to which those shareholders agreed to cancel 580,000 shares of common stock that are subject to the Securities Escrow Agreement in exchange for a stipulation that Adisn has achieved the initial financial threshold as specified in Section 1.6(a) of the Securities Escrow Agreement. Please tell us what consideration you have given to filing the stock cancellation and stipulation agreement as an exhibit to this registration statement.

Exhibit 5

5.   The legality opinion states that counsel has "relied upon certificates and other assurances of officers of the Company and others as to factual matters" and the counsel has "not independently verified such matters." Please note that it is inappropriate for counsel to include assumptions that are too broad or assume any of the material facts underlying the opinion. Tell us what assurances counsel relied upon in preparing the legal opinion, or provide an amended opinion of counsel that does not assume facts that are easily ascertainable such as whether the company is legally incorporated, whether it has sufficient authorized shares, whether it is not in bankruptcy, and whether it has taken all corporate actions necessary to authorize the issuance of shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact me at (202) 551-3453 with any questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

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        Michael J. Muellerleile
        M2 Law Professional Corporation